UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49888

Randgold Resources Limited

(Exact name of registrant as specified in its charter)

3rd Floor Unity Chambers, 28 Halkett Street

St. Helier, Jersey

JE2 4WJ, Channel Islands

Tel: +44 1534 735 333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing one Ordinary Share

Ordinary shares, par value US $0.05 per Share*

(Title of each class of securities covered by this Form)

* Not for trading, but only in connection with the listing of American Depositary Shares on the Nasdaq Global Select Market pursuant to the requirements of the Securities and Exchange Commission.

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Randgold Resources Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 10, 2019	By:	/s/ D. Mark Bristow

Name: D. Mark Bristow
Title: Chief Executive Officer